UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Luxfer Holdings PLC
(Name of Issuer)
American Depositary Shares, each representing one Ordinary Share of nominal value £0.50 each
(Title of Class of Securities)
550678106
(CUSIP Number)
Joshua A. Lobel Eric J. Edidin 570 Lexington Avenue 40th Floor New York, NY 10022 (212) 319-2775	with a copy to: David L. Goret, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas New York, NY 10020 (646) 414-6837
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 11, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 550678106
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Canton Holdings, L.L.C.
2.	Check the Appropriate Box if a Member of a Group			(a) [ * ]
(b) [ * ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Not Applicable
6.	Citizenship or Place of Organization: United States

	Number of	7.	Sole Voting Power:	0
	Shares Beneficially	8.	Shared Voting Power:	2,577,977*
Owned by
	Each Reporting	9.	Sole Dispositive Power:	0
	Person With	10.	Shared Dispositive Power:	2,577,977*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:			2,577,977*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11):			9.6%*
14.	Type of Reporting Person (See Instructions): OO, HC

 * Based on the information set forth in the Issuer’s Form 20F filed with the U.S. Securities and Exchange Commission on March 15, 2016, there were 26,916,914 ordinary shares, nominal value of £0.50 each, of the Issuer (the “Ordinary Shares”), issued and outstanding as of December 31, 2015.  This statement relates to American Depositary Shares, each representing one Ordinary Share (the “ADS Shares”), of Luxfer Holdings PLC, a public limited company incorporated under the laws of England and Wales (the “Issuer”), and is being filed on behalf of (i) Archer Capital Management, L.P. (“Archer”), a Delaware limited partnership, as the investment manager to certain affiliated private investment funds (the “Funds”), (ii) Canton Holdings, L.L.C. (“Canton”), a Delaware limited liability company, as the general partner of Archer, (iii) Joshua A. Lobel, a U.S. citizen, as a principal of Canton, and (iv) Eric J. Edidin, a U.S. citizen, as a principal of Canton (the persons mentioned in (i), (ii), (iii) and (iv) above are referred to as the “Reporting Persons”). All ADS Shares reported in this Schedule 13D are held by the Funds. This Amendment No. 1 constitutes an exit filing for the Reporting Persons as the Reporting Persons no longer hold the ADS Shares with a purpose or effect of changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 550678106
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Archer Capital Management, L.P.
2.	Check the Appropriate Box if a Member of a Group			(a) [ * ]
(b) [ * ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Not Applicable
6.	Citizenship or Place of Organization: United States

	Number of	7.	Sole Voting Power:	0
	Shares Beneficially	8.	Shared Voting Power:	2,577,977*
Owned by
	Each Reporting	9.	Sole Dispositive Power:	0
	Person With	10.	Shared Dispositive Power:	2,577,977*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:			2,577,9776*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11):			9.6%*
14.	Type of Reporting Person (See Instructions): PN, IA

 * Based on the information set forth in the Issuer’s Form 20F filed with the U.S. Securities and Exchange Commission on March 15, 2016, there were 26,916,914 ordinary shares, nominal value of £0.50 each, of the Issuer (the “Ordinary Shares”), issued and outstanding as of December 31, 2015.  This statement relates to American Depositary Shares, each representing one Ordinary Share (the “ADS Shares”), of Luxfer Holdings PLC, a public limited company incorporated under the laws of England and Wales (the “Issuer”), and is being filed on behalf of (i) Archer Capital Management, L.P. (“Archer”), a Delaware limited partnership, as the investment manager to certain affiliated private investment funds (the “Funds”), (ii) Canton Holdings, L.L.C. (“Canton”), a Delaware limited liability company, as the general partner of Archer, (iii) Joshua A. Lobel, a U.S. citizen, as a principal of Canton, and (iv) Eric J. Edidin, a U.S. citizen, as a principal of Canton (the persons mentioned in (i), (ii), (iii) and (iv) above are referred to as the “Reporting Persons”). All ADS Shares reported in this Schedule 13D are held by the Funds. This Amendment No. 1 constitutes an exit filing for the Reporting Persons as the Reporting Persons no longer hold the ADS Shares with a purpose or effect of changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 550678106
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Eric J. Edidin
2.	Check the Appropriate Box if a Member of a Group			(a) [ * ]
(b) [ * ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Not Applicable
6.	Citizenship or Place of Organization: United States

	Number of	7.	Sole Voting Power:	0
	Shares Beneficially	8.	Shared Voting Power:	2,577,977*
Owned by
	Each Reporting	9.	Sole Dispositive Power:	0
	Person With	10.	Shared Dispositive Power:	2,577,977*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:			2,577,977*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11):			9.6%*
14.	Type of Reporting Person (See Instructions): IN, HC

 * Based on the information set forth in the Issuer’s Form 20F filed with the U.S. Securities and Exchange Commission on March 15, 2016, there were 26,916,914 ordinary shares, nominal value of £0.50 each, of the Issuer (the “Ordinary Shares”), issued and outstanding as of December 31, 2015.  This statement relates to American Depositary Shares, each representing one Ordinary Share (the “ADS Shares”), of Luxfer Holdings PLC, a public limited company incorporated under the laws of England and Wales (the “Issuer”), and is being filed on behalf of (i) Archer Capital Management, L.P. (“Archer”), a Delaware limited partnership, as the investment manager to certain affiliated private investment funds (the “Funds”), (ii) Canton Holdings, L.L.C. (“Canton”), a Delaware limited liability company, as the general partner of Archer, (iii) Joshua A. Lobel, a U.S. citizen, as a principal of Canton, and (iv) Eric J. Edidin, a U.S. citizen, as a principal of Canton (the persons mentioned in (i), (ii), (iii) and (iv) above are referred to as the “Reporting Persons”). All ADS Shares reported in this Schedule 13D are held by the Funds. This Amendment No. 1 constitutes an exit filing for the Reporting Persons as the Reporting Persons no longer hold the ADS Shares with a purpose or effect of changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 550678106
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Joshua A. Lobel
2.	Check the Appropriate Box if a Member of a Group			(a) [ * ]
(b) [ * ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Not Applicable
6.	Citizenship or Place of Organization: United States

	Number of	7.	Sole Voting Power:	0
	Shares Beneficially	8.	Shared Voting Power:	2,577,977*
Owned by
	Each Reporting	9.	Sole Dispositive Power:	0
	Person With	10.	Shared Dispositive Power:	2,577,977*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:			2,577,977*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11):			9.6%*
14.	Type of Reporting Person (See Instructions): IN, HC

 * Based on the information set forth in the Issuer’s Form 20F filed with the U.S. Securities and Exchange Commission on March 15, 2016, there were 26,916,914 ordinary shares, nominal value of £0.50 each, of the Issuer (the “Ordinary Shares”), issued and outstanding as of December 31, 2015.  This statement relates to American Depositary Shares, each representing one Ordinary Share (the “ADS Shares”), of Luxfer Holdings PLC, a public limited company incorporated under the laws of England and Wales (the “Issuer”), and is being filed on behalf of (i) Archer Capital Management, L.P. (“Archer”), a Delaware limited partnership, as the investment manager to certain affiliated private investment funds (the “Funds”), (ii) Canton Holdings, L.L.C. (“Canton”), a Delaware limited liability company, as the general partner of Archer, (iii) Joshua A. Lobel, a U.S. citizen, as a principal of Canton, and (iv) Eric J. Edidin, a U.S. citizen, as a principal of Canton (the persons mentioned in (i), (ii), (iii) and (iv) above are referred to as the “Reporting Persons”). All ADS Shares reported in this Schedule 13D are held by the Funds. This Amendment No. 1 constitutes an exit filing for the Reporting Persons as the Reporting Persons no longer hold the ADS Shares with a purpose or effect of changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect.

Item 1.     Security and Issuer

The undersigned hereby amends the Schedule 13D filing dated May 14, 2015 with regard to the ordinary shares, nominal value of £0.50 each (the “Ordinary Shares”) of Luxfer Holdings PLC (the “Issuer”) with an address of Anchorage Gateway, 5 Anchorage Quay, Salford M50 3XE England.

This Amendment No. 1 hereby amends the Items identified below or the particular paragraphs of such Items which are identified below. This Amendment No. 1 constitutes an exit filing for the Reporting Persons as the Reporting Persons no longer hold the ADS Shares with a purpose or effect of changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect.

Item 4.     Purpose of  Transaction

This statement relates to American Depositary Shares (the “ADS Shares”), each representing one Ordinary Share of the Issuer. All ADS Shares reported in this Schedule 13G are held by the Funds. The Reporting Persons, on behalf of the Funds, acquired and hold the ADS Shares reported in this Schedule 13D for investment purposes. As of April 11, 2016, the Reporting Persons have no present plans or proposals which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position operating results, the price levels of the Ordinary Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may, in the future, take such actions with respect to investment in the Issuer as Reporting Persons deem appropriate including, without limitation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Ordinary Shares, selling some or all of the Ordinary Shares, engaging in short selling of or any hedging or similar transaction with respect to the Ordinary Shares or changing Reporting Persons intentions with respect to any and all matters referred to in Item 4, in all cases subject to applicable laws, rules and regulations.

This Amendment No. 1 constitutes an exit filing for the Reporting Persons as the Reporting Persons no longer hold the ADS Shares with a purpose or effect of changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect. Concurrently with this exit filing, Reporting Persons are filing a Schedule 13G pursuant to Rule 13d-1(b).

Item 5.     Interest in Securities of the Issuer.

(a)    Based on the information set forth in the Issuer’s Form 20F filed with the U.S. Securities and Exchange Commission on March 15, 2016, there were 26,916,914 ordinary shares, nominal value of £0.50 each, of the Issuer, issued and outstanding as of December 31, 2015.

(b)    The Reporting Persons are deemed to beneficially own the 2,577,977 ADS Shares held by the Funds, which represent 9.6% of the Issuer’s outstanding securities.

(c)    The following table details the transactions by the Reporting Persons on behalf of the Funds, all in open market purchases, during the period commencing sixty (60) days prior to April 13, 2016:

ADS Shares Purchased	Price per ADS Share	Date of Transaction
21,100	$11.4199	4/12/2016
11,931	$11.3056	4/13/2016

Exhibits

Joint Filing Agreement by and among the Reporting Persons dated as of April 13, 2016.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 13, 2016

Archer Capital Management, L.P.

By: Canton Holdings, L.L.C., its general partner

By:	/s/ Joshua A. Lobel
Name: Joshua A. Lobel
Title: Manager

Canton Holdings, L.L.C.

By:	/s/ Joshua A. Lobel
Name: Joshua A. Lobel
Title: Manager

/s/ Joshua A. Lobel
Name: Joshua A. Lobel

/s/ Eric J. Edidin
Name: Eric J. Edidin

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the American Depositary Shares, each representing one Ordinary Share of nominal value £0.50 each of Luxfer Holdings PLC, a public limited company incorporated under the laws of England and Wales, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

.

Dated as of April 13, 2016

Archer Capital Management, L.P.

By: Canton Holdings, L.L.C., its general partner

By:	/s/ Joshua A. Lobel
Name: Joshua A. Lobel
Title: Manager

Canton Holdings, L.L.C.

By:	/s/ Joshua A. Lobel
Name: Joshua A. Lobel
Title: Manager

/s/ Joshua A. Lobel
Name: Joshua A. Lobel

/s/ Eric J. Edidin
Name: Eric J. Edidin